Exhibit 99.2

AMENDING AGREEMENT

TO THE FACILITY AGREEMENT

THIS AMENDING AGREEMENT TO THE FACILITY AGREEMENT (“this Amending Agreement”) is made and entered into as of the 21st day of January 2015, by and between:

(1)	GAZIT–GLOBE LIMITED (“the Borrower”)

(2)	BANK HAPOALIM B.M., as Arranger, Lender, Facility Agent and Security Trustee

(3)	ISRAEL DISCOUNT BANK LTD., as Lender

and

(4)	UNION BANK OF ISRAEL LTD., as Lender

WHEREAS:	the Borrower and the Finance Parties are parties to a Facility Agreement dated August 21, 2008, as amended and restated by an amending agreement dated November 29, 2009, as further amended by amending agreements dated December 30, 2009, January 26, 2010, February 24, 2010, December 30, 2010 and September 30, 2013, respectively and as amended and restated by an amending agreement dated December 31, 2013 (“the Facility Agreement”); and

WHEREAS:	the Borrower has advised the Finance Parties that a subsidiary of the Borrower is to acquire all shares in MEL currently held by: (1) CPI CEE CO-Invest 1 Ltd.; (2) CPI CEE CO-Invest 2 Ltd.; and (3) CPI CEE Ltd., and that as a consequence thereof, the Shareholders Agreement is to be terminated and has requested that the Finance Parties agree thereto; and

WHEREAS	the Finance Parties (other than the Trust Company) have agreed to such request, and in the light of such request, the Borrower and the Finance Parties have agreed to amend the Facility Agreement, all the above subject to the terms and conditions set out in this Amending Agreement below, including the fulfilment of the conditions precedent set out in clause 3 below,

NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

1.	INTERPRETATION

1.1.	Terms, words and expressions defined in the Facility Agreement not otherwise defined herein shall bear the same meaning as in the Facility Agreement and all provisions of the Facility Agreement concerning matters of construction and interpretation shall apply to this Amending Agreement.

1.2.	In this Amending Agreement, including the Exhibits hereto:

1.1.1.	“Amending Agreement”	- means this Amending Agreement; and

1.1.2.	“Amending Agreement Effective Date”	- means the date on which the Lenders are satisfied that all the conditions precedent referred to in clause 3 below have been fulfilled in a form and substance reasonably satisfactory to the Lenders.

2.	AMENDMENT OF THE FACILITY AGREEMENT

Subject to the fulfilment of the conditions precedent set out in clause 3 below, with effect from the Amending Agreement Effective Date the Facility Agreement shall be amended as follows:

2.1.	A new clause 1.1.17B shall be inserted to read as follows:

“1.1.17B.	‘Borrower Voting Undertaking’

-   means the irrevocable undertaking to be given by the Borrower in favour of Gazit Midas, in the form of Schedule 1.1.17B hereto, pursuant to which the Borrower shall, and shall procure that, all Subsidiaries of the Borrower (other than Gazit Midas) shall, at all shareholders meetings of MEL vote all shares of MEL held by them in the same way as Gazit Midas shall vote, which undertaking shall not be terminable even in the case of any sale of shares or change in control of Gazit Midas for whatsoever reason;”

2.2.	Clause 1.1.75 (“Investor Parties”) shall be deleted and replaced by the words: “intentionally deleted”.

2.3.	Clause 1.1.105A (Reduced Shareholding Period) shall be deleted and replaced by the words: “intentionally deleted”.

2.4.	Clause 1.1.107 (“Relationship Agreement”) shall be amended by the insertion after the words “Schedule 1.1.107 hereto” of the following: “, the parties to the Relationship Agreement being with effect from January 21st, 2015, Gazit Midas and MEL only”.

2.5.	Clause 1.1.113 (“Security Documents”) shall be amended by inserting in paragraph (e) the following: “the Borrower Voting Undertaking;” and the words “intentionally deleted” shall be deleted therefrom.

2.6.	Clause 1.1.116 (“Shareholders’ Agreement”) shall be deleted and replaced by the words: “intentionally deleted”.

2.7.	Clause 1.1.117 (“Significant Management Rights”) shall be amended to read as follows:

“1.1.117.	‘Significant Management Rights’	- the Borrower shall be deemed to hold the Significant Management Rights in respect of MEL for so long as all the cumulative conditions are met:

(a)	Gazit Midas has the right to appoint:

(i)	at least 4 (four) members of the board of directors of MEL (“the MEL Board”), which comprise at least 40% (forty percent) of the maximum number of members of the MEL Board;

(ii)	at least 50% (fifty percent) of the members of the nomination committee nominating candidates for the independent director positions on the MEL Board (such independent directors’ positions not to include the members of the MEL Board appointed pursuant to paragraph (i) above); and

(iii)	the chairman of the MEL Board, who will be one of the 4 (four) directors appointed by Gazit Midas;

(b)	the prior written consent of Gazit Midas is required with respect to the matters set out in Section 3.1 of the Relationship Agreement;

(c)	the Borrower owns all means of control in Gazit Midas and is the sole holder of all rights of shareholders in, and controller of, Gazit Midas;

(d)	Gazit Midas possesses all of the rights of the Investor Parties (as such term is defined in the articles of association of MEL) under the articles of association of MEL and all rights under the Relationship Agreement; and

(e)	Gazit Midas owns at least 80,000,000 (eighty million) shares of MEL;

(f)	under the Articles of Association of MEL or under law, a majority of two-thirds of the shareholders of MEL is required with respect to the matters set out in Schedule 1.1.117(f) hereto;

(g)	Gazit Midas, together with the Borrower and any other Subsidiaries of the Borrower, shall at all times hold at least 34% (thirty four percent) of the aggregate voting power of all shareholders of MEL; and

(h)	no other person (either alone or acting together with others) holds a percentage of any means of control in MEL which is equal to or higher than that percentage held by Gazit Midas, the Borrower and other Subsidiaries of the Borrower.”

2.8.	Clause 1.1.127 (“Voting Agreements”) shall be deleted and replaced by the words: “intentionally deleted”.

2.9.	In Clause 2.5.1, the words “the Shareholders Agreement and any other Voting Agreement” shall be deleted and replaced by the words: “and any other”.

2.10.	In Clause 2.5.2, the words “Shareholders Agreement and any other Voting Agreement” in line 7 thereof shall be deleted.

2.11.	In clause 2.5.3, the word “and” shall replace the comma after the words “Master Transaction Agreement” and the words “and any Voting Agreement” shall be deleted.

2.12.	In clause 6.4.2, the words “or any change in the parties to the Shareholders Agreement or any other Voting Agreement” in lines 5-6 thereof shall be deleted.

2.13.	In clause 13.3.1, the word “and” shall replace the comma after the words “Relationship Agreement” in lines 9 and 23 thereof and the words “the Shareholders Agreement and any other Voting Agreement” in lines 10-11 thereof and in line 24 thereof shall be deleted.

2.14.	In clause 13.3.2, the word “and” shall replace the comma after the words “Relationship Agreement” in line 5 thereof and the words “the Shareholders Agreement and any other Voting Agreement, if applicable,” in lines 6-7 thereof shall be deleted.

2.15.	In clause 13.4, the word “and” shall replace the comma after the words “Relationship Agreement” in line 5 thereof and the words “the Shareholders Agreement and any other Voting Agreement, if applicable,” in lines 6 and 7 thereof shall be deleted;

2.16.	In clause 13.4, the paragraph: “(ii) with respect to realization or sale of the Pledged MEL Shares, the right of first offer of other Investor Party(ies) under clause 11.1 of the Shareholders’ Agreement, provided that such right of first offer does not apply in the case of realization by the Finance Parties” shall be deleted and replaced by the words: “intentionally deleted”.

2.17.	In clause 13.6.1, the word “and” shall replace the comma after the words “Relationship Agreement” in line 10 and the words “the Shareholders Agreement or any other Voting Agreement” in line 11 thereof shall be deleted.

2.18.	In clause 13.6.2, the word “and” shall replace the comma after the words “Relationship Agreement” in line 9 and the words “the Shareholders Agreement” and any other Voting Agreement, as applicable” in line 10 thereof shall be deleted.

2.19.	Clause 13.7.1(b) shall be amended to read as follows:

“(b)	The Pledged MEL Shares are on deposit in a securities deposit in the Gazit Midas Charged Account and are beneficially owned by Gazit Midas,

free and clear of all Encumbrances, options or other rights of third parties of whatsoever nature, save for Encumbrances in favour of the Finance Parties pursuant to the Security Documents.”

2.20.	In clause 13.11.1, the words “the Shareholders Agreement,” in line 9 thereof shall be deleted.

2.21.	In clause 13.11.2, the word “and” shall replace the comma after the words “Relationship Agreement” in each of lines 8, 28 and 35 thereof and the words “the Shareholders Agreement and any other Voting Agreement, if any” in line 9 thereof shall be deleted and the words “the Shareholders Agreement and any other Voting Agreement in each of lines 29-30 and 36-37 thereof shall be deleted.

2.22.	Clause 13.14 (Significant Management Rights”) shall be amended to read as follows:

“Significant Management Rights”

No person or persons acting together (other than Gazit Midas, together with the Borrower and other Subsidiaries thereof) control MEL and the Borrower holds the Significant Management Rights.”

2.23.	Clause 14.2.3 shall be deleted and replaced by the words “intentionally deleted”.

2.24.	In clause 14.2.5, the words “or under any Voting Agreement” in lines 6-7 shall be deleted.

2.25.	In clause 14.3.2:

2.25.1.	the words: “Shareholders’ Agreement and other Voting Agreements” in line 5 thereof shall be deleted and replaced by the words: “Borrower Voting Undertaking”; and

2.25.2.	the words “ or any Voting Agreement (including the Shareholders’ Agreement)” in lines 7-8 thereof shall be deleted.

2.26.	In clause 14.7.2, the words “the Shareholders’ Agreement” in line 5 thereof shall be deleted and the words “and any other Voting Agreement” in line 7 thereof shall be deleted.

2.27.	In clause 14.8.5.3, the words: “(other than the Investor Parties)” in line 3 shall be deleted and replaced by: “(other than Gazit Midas, together with the Borrower and other Subsidiaries thereof)”.

2.28.	In clause 14.10.1, the comma in line 11 thereof after the words “Relationship Agreement” shall be replaced by the word “and” and the words “the Shareholders’ Agreement and any other Voting Agreement” in line 12 thereof shall be deleted.

2.29.	In clause 14.10.2, the comma in line 10 thereof after the words “Relationship Agreement” shall be replaced by the word “and” and the words “the Shareholders’ Agreement and any other Voting Agreement” in lines 11-12 thereof shall be deleted.

2.30.	In clause 14.20.2, the words: “or during a Reduced Share Holding Period” shall be deleted.

2.31.	In clause 15.7.2.1, the words: “or during a Reduced Share Holding Period” shall be deleted.

2.32.	In clause 15.7.2.2, the words: “or during a Reduced Share Holding Period” shall be deleted.

2.33.	In clause 15.8.2.2, the words: “or during a Reduced Share Holding Period” shall be deleted wherever they appear.

2.34.	In clause 15.10.1, the words: “or the Shareholders Agreement” shall be deleted wherever they appear and the word: “or” shall be inserted before the words: “the Relationship Agreement Deed of Assignment” wherever they appear.

2.35.	In clause 15.10.2, the words: “or the Shareholders Agreement” shall be deleted and the word: “or” shall be inserted before the words: “the Relationship Agreement Deed of Assignment”.

2.36.	In clause 15.11, the words: “or the Shareholders Agreement” shall be deleted and the word: “or” shall be inserted before the words: “the Relationship Agreement Deed of Assignment.

2.37.	In clause 15.16, the comma in line 6 thereof after the words “Relationship Agreement” shall be replaced by the word “or” and the words: “the Shareholders’ Agreement or under any other Voting Agreement” in lines 8-9 thereof shall be deleted.

2.38.	In clause 15.19.1:

2.38.1.	the opening paragraph thereof shall be amended to read as follows:

“On any date during the period of this Agreement, the LTV for the period ending on such date exceeds 65% (sixty-five percent) (or, during the 60 (sixty) day period referred to in clause 15.8.3 above, or, in the event that clause 15.18.3(a) above shall be applicable prior thereto, the period from the commencement of the cessation of control referred to in clause 15.18.3 above until the consent (if given) by the Facility Agent under such clause (‘the Change of Control Period’), 50% (fifty percent)) and the Borrower has not within 5 (five) Business Days thereafter, either:”;

and

2.38.2.	in clause 15.19.1 (d) (in the definition “Required Amount”), the words: “(or during a Reduced Share Holding Period, 0.3 (nought point three)” shall be deleted.

2.39.	In clause 15.20.1(b), the words “other than the Investor Parties” shall be deleted and replaced by: “other than Gazit Midas, together with the Borrower and other Subsidiaries thereof”.

2.40.	In clause 17.1.1.1, the words: “(or during a Reduced Share Holding Period, 0.3 (nought point three))” shall be deleted.

2.41.	In clause 17.2.2.4, the words: “(or during a Reduced Share Holding Period, 0.3 (nought point three))” shall be deleted.

2.42.	Schedule 1.1.17B (Form of Borrower Voting Undertaking) attached as Exhibit A hereto, shall be added as an additional Schedule to the Facility Agreement.

2.43.	Schedule 1.1.116 (Copy of Amended and Restated Shareholders’ Agreement and Investor Parties Terms Sheet between CPI and the Borrower) to the Facility Agreement shall be deleted and in the list of schedules, the words “Intentionally Deleted” shall be inserted alongside Schedule 1.1.116.

Save as aforesaid, the Schedules to the Facility Agreement shall remain unaltered.

3.	CONDITIONS PRECEDENT

3.1.	This Amending Agreement is in force as of the date of execution hereof, provided that the amendments made hereunder to the Facility Agreement are subject to the conditions precedent that the Facility Agent shall have received, by no later than February 28, 2015, all of the following documents, matters and things in form and substance satisfactory to the Facility Agent in its sole discretion:

3.1.1.	originals of the following documents, duly executed, together with any other documents required to be delivered on the date of signature thereof or as conditions precedent to the effectiveness thereof or in order to register such documents, all the aforegoing to be in the respective forms as attached to this Amending Agreement, or if not so attached, in a form and on terms and conditions satisfactory to the Facility Agent in its sole discretion:

3.1.1.1.	the Borrower Voting Undertaking;

3.1.1.2.	a copy of the updated articles of association of MEL;

3.1.1.3.	an opinion given by external Jersey legal counsel of Gazit Midas and Gazit Globe addressed to the Finance Parties;

3.1.1.4.	an opinion given by external Israeli legal counsel of Gazit Globe and Gazit Midas addressed to the Finance Parties;

3.1.1.5.	a memorandum given by external English legal counsel of Gazit Globe and Gazit Midas addressed to the Finance Parties;

3.1.1.6.	confirmation by Gil Kotler, Senior Executive Vice President and Chief Financial Officer of the Borrower, that the closing of the acquisition by Gazit Gaia Ltd of 52,069,620 shares in MEL from: (1) CPI CEE CO-Invest 1 Ltd.; (2) CPI CEE CO-Invest 2 Ltd.; and (3) CPI CEE Ltd., that as of the Amending Agreement Effective Date, Gazit Gaia Ltd is a Subsidiary of the Borrower, such confirmation to have attached to it a copy of an immediate report from the Borrower under the Securities Law, 1968, detailing the number of shares in MEL owned by Gazit Globe (indirectly) as at the Amending Agreement Effective Date; and

3.1.1.7.	an acknowledgement and confirmation by Gazit Midas regarding the amendments to the Facility Agreement;

3.1.2.	all of the documents referred to in clauses 3.1.1 above shall have entered into effect;

3.1.3.	all of the Borrower’s representations and warranties set out in clause 3 below shall be accurate in all material respects as of the Amending Agreement Effective Date, as if made on the Amending Agreement Effective Date; and

3.1.4.	no Default shall have occurred and be continuing.

3.2.	In the event that the aforegoing conditions precedent are not all fulfilled by February 28, 2015, then, save for clause 6.2 below, this Amending Agreement shall no longer be of any force or effect and the Facility Agreement shall remain unaltered and in full force and effect and, save as aforesaid, no party shall have any claim arising out of or in connection with this Amending Agreement.

4.	REPRESENTATIONS AND WARRANTIES

4.1.	The Borrower hereby repeats all of the representations and warranties set out in clause 13 of the Facility Agreement (save only for those set out in clauses 13.11.3 and 13.16 which shall not be repeated and save further that with respect to the representations and warranties set out in clause 13.10, such representations and warranties shall be repeated other than any references therein to MEL) as of the date of this Amending Agreement and as of the Amending Agreement Effective Date and acknowledges that the Lenders have agreed to this Amending Agreement in full reliance on all of such representations and warranties; provided that, for the avoidance of doubt, as at the Amending Agreement Effective Date, the representations and warranties will not be given with regard to the Shareholders’ Agreement or Voting Agreements. Without derogating from the foregoing, the Borrower hereby in addition represents and undertakes and follows, as of the Amending Agreement Effective Date:

4.1.1.	the copy of the articles of association of MEL to be delivered to the Finance Parties pursuant to clause 2.1.1.2 above is are the updated Organizational Documents of MEL are currently in effect; and

4.1.2.	the closing of the acquisition by Gazit Gaia Ltd of 52,069,620 shares in MEL from: (1) CPI CEE CO-Invest 1 Ltd.; (2) CPI CEE CO-Invest 2 Ltd.; and (3) CPI CEE Ltd., has occurred and that Gazit Gaia Ltd is a Subsidiary of the Borrower.

4.2.	For the avoidance of doubt, the term “Finance Documents” when referred to in the representations and warranties set out in clause 13 of the Facility Agreement, includes also references to this Amending Agreement, to the Facility Agreement as amended by this Amending Agreement and to the Borrower Voting Undertaking.

5.	CONSEQUENTIAL AMENDMENTS

Subject to the fulfilment of the conditions precedent referred to in clause 3 above, as soon as practicable after the Amending Agreement Effective Date, the Borrower shall, and shall procure that all other Obligors shall, in cooperation with the Finance Parties, make such other amendments as are required by the Finance Parties to reflect the amendments to the Facility Agreement set out in this Amending Agreement.

6.	GENERAL

6.1.	This Amending Agreement shall be read together with the Facility Agreement as one agreement and, save as expressly amended by this Amending Agreement, the Facility Agreement shall remain unaltered and in full force and effect.

6.2.	Clauses 26 to 29 of the Facility Agreement shall apply to this Amending Agreement as if set out herein and as if all references to “this Agreement” in such clauses were references to this Amending Agreement.

IN WITNESS WHEREOF, the parties have signed this Amending Agreement effective as of the date first mentioned above.

the BORROWER:

for	GAZIT–GLOBE LIMITED

By:	/s/ Gil Kotler
/s/ Varda Zuntz

Title:

the LENDERS:

for	BANK HAPOALIM B.M.	for	ISRAEL DISCOUNT BANK LTD.

By:	/s/ A. Nemesh and /s/ A. Avraham	By:	/s/ Tomer Grinshpan and /s/ Doron Naveh

Title:		Title:

for	UNION BANK OF ISRAEL LTD.

By:	/s/ O. Weiss and /s/ J. Katash

Title:

the ARRANGER, FACILITY AGENT and SECURITY TRUSTEE

for	BANK HAPOALIM B.M.

By:	/s/ A. Nemesh and /s/ A. Avraham

Title:

Exhibit A

Schedule 1.1.17B: Form of Borrower Voting Undertaking

SCHEDULE 1.1.17B

Irrevocable Undertaking

THIS IRREVOCABLE UNDERTAKING is made on the 21st day of January, 2015, by:

(1)	GAZIT–GLOBE LIMITED, a company incorporated under the laws of the State of Israel (company number 52–003323–4), having its registered office at 1 Derech Hashalom, Tel-Aviv, Israel (“Gazit Globe”)

In favour of:

(2)	GAZIT MIDAS LIMITED, a company incorporated under the laws of Jersey (registered number 100845), having its registered office at Templar House, Don Road, St. Helier, Jersey, Channel Islands (“Gazit Midas”)

1.	We, the undersigned, Gazit Globe, refer to the Facility Agreement amongst Gazit Globe as Borrower, Bank Hapoalim B.M., Israel Discount Bank Ltd and Union Bank of Israel Ltd as Lenders and Bank Hapoalim B.M. as Arranger, Facility Agent and Security Trustee, dated August 21, 2008, as amended and restated by an amending agreement dated November 29, 2009, as further amended by amending agreements dated December 30, 2009, January 26, 2010, February 24, 2010, December 30, 2010 and September 30, 2013, respectively and as amended and restated by an amending agreement dated December 31, 2013, and as further amended by an amending agreement (“Latest Amending Agreement”) dated on or about the date of this undertaking (“Facility Agreement”).

2.	Terms, words and expressions defined in the Facility Agreement not otherwise defined herein shall bear the same meaning as in the Facility Agreement and all provisions of the Facility Agreement concerning matters of construction or interpretation shall apply to this Irrevocable Undertaking.

3.	We record that we requested that the Finance Parties approve, inter alia, the termination of the Shareholders’ Agreement (as defined in the Facility Agreement, prior to its amendment by the Latest Amending Agreement) as a result of the purchase by Gazit Gaia Ltd of 52,069,620 MEL shares, held by: (1) CPI CEE CO-Invest 1 Ltd.; (2) CPI CEE CO-Invest 2 Ltd.; and (3) CPI CEE Ltd. and the Finance Parties conditioned such approval, inter alia, on the giving by us of this Irrevocable Undertaking in favour of Gazit Midas.

4.

We, the undersigned, Gazit Globe, hereby irrevocably and unconditionally undertake to Gazit Midas that Gazit Globe shall, and Gazit Globe shall procure that all Subsidiaries of Gazit Globe (other than Gazit Midas) shall, at all times and at all general and other meetings of the shareholders of MEL, with respect to all shares held, from time to time, by Gazit Globe and such Subsidiaries in MEL, exercise all voting rights attaching to such shares in the same manner as the voting rights of Gazit Midas, in respect of the shares held by Gazit Midas in MEL, are exercised by Gazit Midas (and not otherwise). For the avoidance of doubt: (i) this Irrevocable Undertaking shall remain in full force and effect even in the case that for any reason Gazit Globe ceases to control Gazit Midas or any shares of Gazit Midas are sold or any other person controls Gazit Midas, including as a result of realization of the rights of the Finance Parties under any Security Document; and (ii) nothing in this Irrevocable Undertaking shall be construed as derogating from the obligations of Gazit Globe and Gazit Midas under the other Finance Documents.

5.	We acknowledge and agree in favour of the Security Trustee (as security trustee for the Finance Parties) that this Irrevocable Undertaking is given also for the benefit of the Finance Parties and accordingly not be amended, cancelled or revoked, unless the written consent of the Security Trustee to such amendment, cancellation or revocation has been obtained.

6.	This Irrevocable Undertaking shall be governed by and shall be construed in accordance with Israeli law and the courts of Tel-Aviv-Jaffa shall have exclusive jurisdiction to hear any matters arising under or in connection with this Agreement; provided that, Gazit Midas shall be entitled to sue Gazit Globe in any jurisdiction in which it has an office or holds assets.

IN WITNESS WHEREOF Gazit Globe has signed this Irrevocable Undertaking on the date written at the beginning of this document.

for:	GAZIT-GLOBE LIMITED

By:

Title:

Acknowledged and agreed:

for:	GAZIT MIDAS LIMITED

By:

Title:

Acknowledged:

THE SECURITY TRUSTEE

for	BANK HAPOALIM B.M.

By:

Title: